LATAMGROWTH SPAC

Pedregal 24

8th Floor

Molino del Rey, 11000

Mexico City, Mexico

January 20, 2022

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Michael Davis

Re:	LatAmGrowth SPAC (the “Company”)

Registration Statement on Form S-1 (File No. 333-261361)

Dear Mr. Davis:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date for the above-referenced Registration Statement be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on Monday, January 24, 2022, or as soon practicable thereafter, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, request by telephone.

Please notify of such effectiveness our outside counsel, Bill Nelson of Shearman & Sterling LLP, by a telephone call at (713) 354-4880 and also confirm such effectiveness in writing. Thank you for your attention to this matter.

Sincerely,

LatAmGrowth SPAC

/s/ Gerard Cremoux
Gerard Cremoux
Chief Executive Officer, Chief Financial Officer and Director

cc:	Bill Nelson, Shearman & Sterling LLP

Emily Leitch, Shearman & Sterling LLP

cc:	Maurice Blanco, Davis Polk & Wardwell LLP

Pedro Bermeo, Davis Polk & Wardwell LLP

Katia Brener, Davis Polk & Wardwell LLP